

Mail Stop 3233

January 27, 2017

<u>Via E-mail</u>
John L. Villano
Chairman, Co-Chief Executive Officer and Chief Financial Officer
Sachem Capital Corp.
23 Laurel Street
Brandford, CT 06405

> **Re:** **Sachem Capital Corp.**
> **Amendment No. 2 to Form S-11**
> **Filed January 19, 2017**
> **Amendment No. 3 to Form S-11**
> **Filed January 25, 2017**
> **File No. 333-214323**

Dear Mr. Villano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dividends and Distribution Policy, page 48</u>

1. Please tell us how your historical statements of operations and cash flow data and your unaudited statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We may have further comment.

2. Notwithstanding the above, please tell us how you considered the significant impact of interest rates and prepayments and their unpredictability in your dividend estimation.

<u>Pro Forma Balance Sheet, page F-18</u>

3.   As it appears your offering is a firm commitment from your underwriters, please revise to include a pro forma adjustment for this offering.

        You may contact Becky Chow, Staff Accountant at 202-551-6524 or Shannon Sobotka, Staff Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Senior Counsel
                                                Office of Real Estate and
                                                Commodities

cc: Joel J. Goldschmidt
         Morse, Zelnick, Rose, & Lander, LLP
         Via E-mail